UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*



                            VIA PHARMACEUTICALS, INC.
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                                (Name of Issuer)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
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                         (Title of Class of Securities)


                                    92554T103
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                                 (CUSIP Number)

                                December 31, 2008
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    92554T103
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(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Xmark Opportunity Partners, LLC
      20-2052197
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  Delaware, United States
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Number of Shares Beneficially Owned
  by Each Reporting Person With     (5) Sole Voting Power:           1,685,769**
                                        ----------------------------------------
                                    (6) Shared Voting Power:                 0
                                        ----------------------------------------
                                    (7) Sole Dispositive Power:      1,685,769**
                                        ----------------------------------------
                                    (8) Shared Dispositive Power:            0
                                        ----------------------------------------
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 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,685,769**
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
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(11) Percent of Class Represented by Amount in Row (9):  8.5%**
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(12) Type of Reporting Person (See Instructions):  IA
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** Xmark Opportunity Partners, LLC ("Opportunity Partners") is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses the sole power to vote and direct the disposition of all securities of VIA Pharmaceuticals, Inc., a Delaware corporation (the "Company"), held by Opportunity LP and Opportunity Ltd. David C. Cavalier and Mitchell D. Kaye, the Co-Managing Members of Xmark Capital Partners, LLC, the Managing Member of
Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of December 31, 2008, Opportunity LP held 361,655 shares of Common Stock, $0.001 par value per share (the "Common Shares"), of the Company and Opportunity Ltd held 1,324,114 Common Shares of the Company. Based upon information set forth in the Company's most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 12, 2008, there were

19,739,968 Common Shares of the Company issued and outstanding as of November 10, 2008. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, as of December 31, 2008, Opportunity Partners is deemed to beneficially own 1,685,769 Common Shares of the Company, or 8.5% of the Common Shares of the Company deemed issued and outstanding as of such date. Opportunity Partners' interest in the securities reported herein is limited to the extent of its pecuniary interest in Opportunity LP and Opportunity Ltd, if any.

Item 1(a).  Name Of Issuer:  VIA Pharmaceuticals, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            750 Battery Street, Suite 330
            San Francisco, CA 94111


Item 2(a).  Name of Person Filing:

            Xmark Opportunity Partners, LLC

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            90 Grove Street, Suite 201
            Ridgefield, CT 06877

Item 2(c).  Citizenship:

            Xmark Opportunity Partners, LLC is a Delaware limited liability company.

Item 2(d).  Title of Class of Securities:  Common Stock, $0.001 par value per share

Item 2(e).  CUSIP No.:   92554T103


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.  Ownership

         (a) Amount Beneficially Owned:                              1,685,769**

         (b) Percent of Class:                                            8.5%**

         (c) Number of Shares as to which the person has:

             (i)  sole power to vote or to direct the vote           1,685,769**

             (ii) shared power to vote or to direct the vote                 0

             (iii) sole power to dispose or to direct the
                   disposition of                                    1,685,769**

             (iv) shared power to dispose or to direct the
                  disposition of                                             0

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** Xmark Opportunity Partners, LLC ("Opportunity Partners") is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses the sole power to vote and direct the disposition of all securities of VIA

Pharmaceuticals, Inc., a Delaware corporation (the "Company"), held by Opportunity LP and Opportunity Ltd. David C. Cavalier and Mitchell D. Kaye, the Co-Managing Members, of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of December 31, 2008, Opportunity LP held 361,655 shares of Common Stock, $0.001 par value per share (the "Common Shares"), of the Company and Opportunity Ltd held 1,324,114 Common Shares of the Company. Based upon information set forth in the Company's most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 12, 2008, there were 19,739,968 Common Shares of the Company issued and outstanding as of November 10, 2008. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, as of December 31, 2008, Opportunity Partners is deemed to beneficially own 1,685,769 Common Shares of the Company, or 8.5% of the Common Shares of the Company deemed issued and outstanding as of such date. Opportunity Partners' interest in the securities reported herein is limited to the extent of its pecuniary interest in Opportunity LP and Opportunity Ltd, if any.



Item 5.  Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: [ ]


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 2009
                                              XMARK OPPORTUNITY PARTNERS, LLC
                                              By:   XMARK CAPITAL PARTNERS, LLC,
                                                    its Managing Member


                                              By:   /s/ David C. Cavalier
                                                 -------------------------------
                                              Name:  David C. Cavalier
                                              Title: Co-Managing Member





      Attention:  Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)